November 12, 2019

Justyn Howard
Chief Executive Officer
Sprout Social, Inc.
131 South Dearborn St., Suite 700
Chicago, Illinois 60603

       Re: Sprout Social, Inc.
           Response dated November 6, 2019
           Registration Statement on Form S-1
           File No. 333-234316

Dear Mr. Howard:

      We have reviewed the above-referenced response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless we note otherwise, our references to prior comments are to comments in our November 5, 2019 letter.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

S-1 filed October 25, 2019

Key Factors Affecting Our Performance
Acquiring New Customers, page 66

1. We note your response to comment 1. However, it appears that your calculation of lifetime value of customers assumes that the actual renewal rate as of the end of the most recent year will continue in future years. This assumption appears inconsistent with your statement that you cannot accurately predict renewal rates. Please clearly disclose the assumptions made and clarify the basis for the renewal rates used and why you believe these are reasonable assumptions. Specifically address any material limitations associated with these assumptions, including the factors that you disclose on pages 2 and 20.
 Justyn Howard
FirstName LastNameJustyn Howard
Sprout Social, Inc.
Comapany 12, 2019
November NameSprout Social, Inc.
Page 2
November 12, 2019 Page 2
FirstName LastName
2. Please clarify your disclosures to state that for accounting purposes, actual commissions incurred for a particular year are deferred and amortized over the expected period of benefit. Therefore, your sales and marketing expense will not include all of your customer acquisition costs for a particular year. Please also clarify your disclosure to explain the difference, if material, had actual commissions incurred for the year been included in your calculation of lifetime value of your customers in excess of the associated costs of acquiring them, or state that such difference is not material.
       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Barbara Jacobs, Chief of Office of Assessment and Continuous
Improvement, at (202) 551-3735 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Christopher D. Lueking, Esq.